Exhibit 99.2

UR-ENERGY INC.
Suite 200, 10758 West Centennial Road, Littleton, Colorado, 80127

PROXY

PROXY, SOLICITED BY THE MANAGEMENT OF THE CORPORATION, for the Annual and Special Meeting of Shareholders to be held on Tuesday, April 28, 2009.  The undersigned Shareholder of Ur-Energy Inc., (the "Corporation") hereby appoints Jeffrey T. Klenda, or failing him, W. William Boberg or instead of either of them,  as proxy, with power of substitution, to attend and vote for the undersigned at the Annual and Special Meeting of Shareholders of the Corporation to be held at Hampton Inn & Suites, 7611 Shaffer Parkway, Littleton, Colorado, 80127 at 1:00 p.m. (MDT) on Tuesday, April 28, 2009 and at any adjournments thereof, and without limiting the general authorization and power hereby given, the persons named above are specifically directed to vote as follows:

1. FOR (    ) or WITHHOLD (    ) Election of the directors as nominated by Management as listed (Instructions: To withhold authority to vote for any individual nominee  strike a line through the nominee’s name listed below):

Jeffrey T. Klenda                 W. Willam Boberg                  Paul Macdonell
Thomas Parker                   James M. Franklin                       Robert Boaz

2. FOR (  ) or WITHHOLD (  ) Re-appointment of PricewaterhouseCoopers LLP, Chartered Accountants, as the auditor of the Corporation for the ensuing year and authorizing the directors to fix their remuneration.

3. FOR (  ) or AGAINST (  ) Approval of the RSU Plan Resolution approving the adoption of the Ur-Energy Inc. Restricted Share Unit Plan.

4.  FOR (   ) or AGAINST (   ) Approval of the Rights Plan Resolution ratifying and confirming the Corporation’s shareholder rights plan agreement.

TO BE VALID, THIS PROXY MUST BE RECEIVED BY THE CORPORATION, OR ITS AGENT, EQUITY TRANSFER & TRUST COMPANY, 200 UNIVERSITY AVENUE, SUITE 400, TORONTO, ONTARIO, M5H 4H1, ATTENTION: PROXY DEPARTMENT OR BY FAX AT 1-416-595-9593  NOT LATER THAN 5:00 P.M. (MDT), ON MONDAY, APRIL 27, 2009. VOTING ON THE INTERNET IS ALSO AVAILABLE SEE www.voteproxyonline.com.

This proxy revokes and supersedes all proxies of earlier date
THIS PROXY MUST BE DATED.

DATED this            day of                                     , 2009

__________________________________________________
Signature of Shareholder